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EXHIBIT 12.1

Hospitality Properties Trust
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio amounts)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Income from Continuing Operations	$153,219	$191,803	$21,990	$198,403	$126,181
Fixed Charges	136,111	134,110	138,712	143,410	156,844

Adjusted Earnings	$289,330	$325,913	$160,702	$341,813	$283,025

Fixed Charges:
Interest on indebtedness and amortization of deferred finance costs and debt discounts	$136,111	$134,110	$138,712	$143,410	$156,844

Ratio of Earnings to Fixed Charges	2.13x	2.43x	1.16x	2.38x	1.80x

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  EXHIBIT 12.1